MORGAN STANLEY INTERNATIONAL VALUE EQUITY FUND

SUB-ITEM 77I: Terms of New or Amended Securities

Establishment of New Class R and Class W Shares
Pursuant to Section 6.9(h) of the Declaration, the Trustees of the Registrant approved the establishment and designation of two additional class of shares of the Registrant: Class R
Shares and Class W shares (“Additional Classes”).

The Additional Classes do not have an initial or deferred sales charge, but do have a 2%
redemption fee to the extent shares are redeemed or exchanged within seven days of purchase.
Class R shares are subject to a combined annual distribution and shareholder services (12b-1)
fee of up to 0.50% of the average daily net assets of Class R shares.  Class W shares are subject to a combined annual distribution and shareholder services (12b-1) fee of up to 0.35%
of the average daily net assets of Class W shares.

 Class R shares are offered only to certain tax-exempt retirement plans (including, 401(k) plans,
 457 plans, employees-sponsored 403(b)plans, profit-sharing and money purchase pension plans, defined benefit plans and non-qualified deferred compensation plans) held in plan level or omnibus accounts. Individual retirement plans,such as IRAs, are not eligible to purchase Class R shares.
Class W shares are offered only to investors purchasing through investment programs managed by investment professionals, including discretionary managed account programs approved by the Fund’s distributor.
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